April 26, 2023

VIA EDGAR

Sonia Bednarowski

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	United States 12 Month Oil Fund, LP

Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-270699) filed on April 24, 2023 (the “Registration Statement”)

Dear Ms. Bednarowski:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States 12 Month Oil Fund, LP hereby respectfully requests that the Registration Statement be declared effective on Friday, April 28, 2023, at 9:30 a.m. ET, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Eversheds Sutherland (US), LLP, by calling Owen J. Pinkerton at (202) 383-0262.

United States 12 Month Oil Fund, LP

By: United States Commodity Funds LLC,

its general partner

By: /s/ Daphne G. Frydman

       Daphne G. Frydman

       General Counsel